United States securities and exchange commission logo





                             January 29, 2024

       Barry E. Greene
       President and Chief Executive Officer
       Sage Therapeutics, Inc.
       215 First Street
       Cambridge, Massachusetts 02142

                                                        Re: Sage Therapeutics,
Inc.
                                                            Schedule TO-I filed
January 23, 2024
                                                            File No. 005-88275

       Dear Barry E. Greene:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule TO-I filed January 23, 2024

       IMPORTANT, page 4

   1.                                                   We note the following
statement:    We are not making this Offer to, nor will we accept
                                                        any election to
exchange options from or on behalf of, Eligible Holders in any jurisdiction in which this Offer or
the acceptance of any election to exchange options would not be in compliance with the
laws of that jurisdiction. However, we may, at our discretion, take any actions necessary
or desirable for us to make this Offer to option holders in any such
                                                        jurisdiction.    While
offer materials need not be disseminated into jurisdictions where such a distribution would be
impermissible, please remove the implication that tendered
                                                        options will not be
accepted from all Eligible Holders. See Rule 13e-4(f)(8)(i) and guidance in Section
II.G.1 of Exchange Act Release No. 34-58597 (September 19, 2008).
                                                        Please also make any
conforming changes to similar statements throughout the Offer to
                                                        Purchase.
       Summary Term Sheet, page 6
 Barry E. Greene
FirstName  LastNameBarry  E. Greene
Sage Therapeutics, Inc.
Comapany
January 29,NameSage
            2024      Therapeutics, Inc.
January
Page 2 29, 2024 Page 2
FirstName LastName
2. We note your disclosure on page 16 that even if you accept tendered options, in the event you are prohibited by applicable law or regulation from doing so, you will not grant
         Replacement Options    if at all, until all necessary government
approvals have been
         obtained.    Please clarify whether the Eligible Options tendered
would remain outstanding
         under these circumstances.
Forward-Looking Satements, page 17

3. We note the reference to the Private Securities Litigation Reform Act of 1995. Please
         note that the safe harbor provisions for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer.
         See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please revise accordingly.
Risk Factors, page 18

4. We note your disclosure on page 16 that Replacement Options will be unvested when granted regardless of whether the applicable exchanged Eligible Options were vested.
         Please include a risk factor addressing the possibility that previously vested options would become unvested and options could take longer to vest.
Procedures for Electing to Exchange Options, page 23

5.       Refer to the following disclosure on page 25 of the Offer to Exchange:
   Subject to Rule
         13e-4 under the Exchange Act, we also reserve the right to waive any of the conditions of the Offer or any defect or irregularity in any surrender with respect to any particular
         Eligible Options or any particular eligible employee.    Please revise
to avoid the
         implication that you may waive a condition of the offer as to one or some Eligible
         Employees, rather than generally waiving such offer condition. All conditions to the Offer must apply uniformly to all Eligible Employees.
Conditions of this Offer, page 28

6.       On page 28, you have included a condition that will be triggered by any general
         suspension of trading in, or limitation on prices for, securities on any national securities
         exchange or in the over-the-counter market.    Please revise to
explain what would be
         considered a limitation on prices for securities on any national securities exchange or in the over-the-counter market, or delete.
7.       You have included a condition that will be triggered by    the
commencement or escalation
         of a war, armed hostilities or other similar international or national crisis directly or
         indirectly involving the U.S.    (emphasis added). The broad wording
of this offer condition
         may raise illusory offer concerns under Regulation 14E. Please revise to narrow or qualify
         this condition by explaining what would constitute    indirect
involvement    of the United
         States, or delete this language.
 Barry E. Greene
Sage Therapeutics, Inc.
January 29, 2024
Page 3
8.       Refer to the following statement made on page 29:    We may waive [the
conditions], in
         whole or in part, at any time and from time to time prior to the Offer
Expiration Date.    If
         an offer condition is    triggered    while the offer is pending, in
our view, the offeror must
         promptly inform security holders whether it will assert the condition and terminate the offer, or waive it and continue. Reserving the right to waive a
condition    at any time and
         from time to time    may be inconsistent with your obligation in this
regard. Please confirm
         in your response letter that you will promptly notify Eligible Employees if a condition is triggered while the Offer is pending.
Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our
Securities, page 32

9. Please revise the Offering Memorandum or Schedule TO to provide the information required by Item 1008(a) of Regulation M-A for each person named in response to Item
         1003(a) of Regulation M-A and by each associate and majority-owned subsidiary of those persons, if applicable.
General

10. Disclose that tendered options may be withdrawn at any time after the expiration of
         40 business days from the commencement of the tender offer, if not yet accepted for payment. See Rule 13e-4(f)(2).
11.      The cross reference in Item 7(b) of Schedule TO to Section 6 of the
Offer to
         Exchange appears to be inappropriate, as Section 6 of the Offer to Exchange sets forth the conditions to the consummation of the Offer rather than material conditions, if any, to any financing of consideration to be provided in the Offer. See Item 1007(b) of Regulation M-
         A. Please revise.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Christina Chalk at 202-551-3263 or Laura McKenzie at
202-551-4568.



FirstName LastNameBarry E. Greene                             Sincerely,
Comapany NameSage Therapeutics, Inc.
                                                              Division of
Corporation Finance
January 29, 2024 Page 3                                       Office of Mergers
& Acquisitions
FirstName LastName